Exhibit 1

January 29, 2016

To the Holders of Units of Limited Partnership Interest in Resource Real Estate Investors 7, L.P.

RE:    Resource Real Estate Investors 7, L.P. -MacKenzie Tender Offer

On behalf of Resource Real Estate Investors 7, L.P. (the “Partnership”), I am writing to address correspondence you may have received from MacKenzie Realty Capital, Inc. (“MacKenzie”), a company unaffiliated with the Partnership or Resource Capital Partners, Inc. (“RCPI”), the Partnership’s general partner, offering to purchase your units in the Partnership (“Units”) at a discount to the price that you paid for such Units. On January 21, 2016 MacKenzie commenced an unsolicited tender offer which was amended on January 26, 2016 (the “Tender Offer”) to purchase up to 12.24% of the Partnership’s outstanding Units from you and the other limited partners of the Partnership (“Unitholders”) for $2.50 per Unit (the “Tender Offer Price”).

The Partnership expresses no opinion and remains neutral with respect to the Tender Offer for the reasons discussed below. Accordingly, the Partnership has not made a determination as to whether the Tender Offer is fair to, or in the best interests of holders of Units, and is making no recommendation regarding whether holders of Units should participate in the Tender Offer. The Partnership urges you to make your own decision regarding the Tender Offer based on all of the available information and in light of your own investment objectives, including, among other things, the adequacy of the Tender Offer Price, your view with respect to the Partnership’s outlook and any other factors that you deem relevant to your investment decision. Neither the Partnership, RCPI, nor any executive, officer, director, affiliate or subsidiary of either the Partnership or RCPI intends to tender or sell Units held of record or beneficially by them in connection with the Tender Offer, but will rather hold any such Units.

The Partnership makes no recommendation for the following reasons:

1.If you participate in the Tender Offer and sell your Units to MacKenzie, you will not participate in any further distributions or any future transactions involving the Partnership, such as the sale of the Partnership’s assets. If you were to accept the Tender Offer by MacKenzie and the Partnership were to subsequently sell the Partnership’s assets at a higher per Unit value than the Tender Offer Price, then MacKenzie, as the owner of the Units, would participate in any such increased value. As MacKenzie states in the Tender Offer, “The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units.”

The Partnership cannot assure you that it will be successful in selling its assets at a price per unit higher than the Tender Offer price, or at all. The Partnership cannot determine at this time what the market for its assets will be in the future; however, the Partnership and its advisors, including RCPI, constantly review the market to determine when and if a favorable opportunity exists for selling some or all of the Partnership’s assets.

2.There is no public market for the Units and, therefore, there is no accurate means for determining the present value of the Units. As a result, the Partnership cannot assure you that the $2.50 Tender Offer Price accurately reflects the value of the Units or the actual amounts which may be realized by Unitholders. Unforeseen contingencies could also ultimately result in the non-consummation of the Tender Offer.

3.Each individual Unitholder must make an independent judgment as to whether to accept the Tender Offer. Consideration should be given to: (a) your determination of the adequacy of the Tender Offer Price in light of your own investment objectives; (b) your view of the likelihood that that Partnership will be able to sell the Partnership’s assets for sale prices that will result in a higher liquidation distribution amount per Unit than the Tender Offer Price; (c) your need for liquidity or diversification of your portfolio; (d) whether you wish to receive monthly income from the Units by continuing to hold them, although such monthly income is not guaranteed; (e) tax consequences of your participation in the Tender Offer at this time; and (f) any other factors that you deem relevant.

4.The Partnership can change its position and make a recommendation with respect to the Tender Offer at a later time prior to the expiration of the Tender Offer, whether or not there is a change of events or circumstances or additional information that comes to its attention.

Please feel free to contact me directly if you have any additional questions that have not been addressed. I can be reached directly at (267) 256-5909 or via email at Jsauerteig@resourcerei.com. I look forward to speaking with you soon.

Sincerely,

RESOURCE REAL ESTATE INVESTORS 7, L.P.
By: Resource Capital Partners, Inc.,
General Partner
By: /s/ Jake Sauerteig
Jake Sauerteig
Vice President
Director of Communications